Exhibit 99.2

Consolidated financial statements of

Quantum eMotion COrp.

For the years ended December 31, 2025, and 2024

(in Canadian dollars)

QUANTUM eMOTION CORP.

Independent Auditor’s Report

To the Shareholders of

Quantum eMotion Corp.

Opinion

We have audited the consolidated financial statements of Quantum eMotion Corp. (the Company), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the years then ended, and notes to the financial statements, including a summary of material accounting policies (hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matter described below to be the key audit matter to be communicated in our auditor’s report.

MONTRÉAL	TORONTO	CHICAGO

1981 McGill College Montréal QC H3A 0G6 514.934.3400	181 Bay St., #3510 Bay Wellington Tower Toronto ON M5J 2T3 416.488.2345	200 South Wacker Dr., #3100 Chicago, IL 60606 312.828.0800

RICHTER.CA

RICHTER BUREAU FAMILIAL | D’AFFAIRES

RICHTER BUSINESS | FAMILY OFFICE

Fair value of investments at fair value through other comprehensive income

Description of the matter

The Company’s investments at fair value through other comprehensive income were $2,748,997 as of December 31, 2025. As disclosed by management, the measurement of fair value is a calculation that involves a high degree of uncertainty and involves assumptions such as discount rate, future cash flows, attainment of certain milestones and inherent credit risk.

Why the matter is a key audit matter

We considered this a key audit matter due to:

●	The significant judgment required by management when selecting assumptions;
●	A high degree of auditor judgment and subjectivity in performing procedures related to management’s assumptions for future cash flows and the attainment of certain milestones; and
●	The audit effort involved the use of professionals with specialised skill and knowledge.

How the matter was addressed in the audit

Our approach to addressing the matter included, among others, testing management process for estimating the fair value, which consisted of using professionals with specialized skill and knowledge to:

●	Review the valuation methodology;
●	Test management’s process for determining the forecasted future cash flows used to evaluate the fair value;
●	Evaluate the reasonableness of forecasts by comparing the Company’s plans to industry and economic trends;
●	Evaluate whether the data and assumptions used were reasonable by considering past performance, industry and market data, and whether assumptions were consistent with evidence obtained in our audit; and
●	Perform sensitivity analysis on the significant data and assumptions used.

Information Other than the Financial Statements and Auditor’s Report Thereon

Management is responsible for the other information. The other information comprises the information, other than the financial statements and our auditor’s report thereon, in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

RICHTER BUREAU FAMILIAL | D’AFFAIRES

RICHTER BUSINESS | FAMILY OFFICE

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

RICHTER BUREAU FAMILIAL | D’AFFAIRES

RICHTER BUSINESS | FAMILY OFFICE

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Shawn Rozansky.

Montréal, Québec

March 30, 2026

1CPA auditor, public accountancy permit No. A125745

QUANTUM eMOTION CORP.

Consolidated Statements of Financial Position

As at December 31, 2025 and 2024

(in Canadian dollars)

	Notes	2025	2024
		$	$
Assets
Current assets:
Cash		246,653	1,359,406
Accounts receivable	17	11,171	—
Tax credits receivable	11	353,035
Taxes receivable		90,037	46,677
Prepaid expenses and other		103,021	34,642
Investments	4	36,943,960	87,335
		37,747,877	1,528,060
Non-current assets
Investments	4	4,749,326	—
Property and equipment	5	28,977	—
Right-of-use asset	7	53,583	—
Intangible assets	6	307,084	329,389
Total Assets		42,886,847	1,857,449

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities		591,878	473,254
Lease liability	8	39,018	—
Total current liabilities		630,896	473,254
Non-current liabilities:
Lease liability	8	16,960	—
Loan payable	10	—	46,352
Total liabilities		647,856	519,606

Shareholders’ Equity
Share capital	12	58,110,456	15,462,594
Units to be issued	12	—	8,688
Warrants	12	2,577,613	454,877
Contributed surplus	12	7,932,393	1,540,107
Fair value reserve	15	295,240	—
Deficit		(26,676,710)	(16,128,423)
		42,238,991	1,337,843
Total Liabilities and Shareholders’ Equity		42,886,847	1,857,449

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Francis Bellido”
Francis Bellido	CEO

“Marc Rousseau”
Marc Rousseau	CFO

QUANTUM eMOTION CORP.

Consolidated Statements of Loss and Comprehensive Loss

As at December 31, 2025 and 2024

(in Canadian dollars)

	Notes	2025	2024
		$	$
Revenues	16	11,171	—
Expenses
Research and development	12	1,073,747	709,379
General and administrative	12	2,239,469	1,644,357
Marketing	12	836,582	183,341
Share-based payments	12,13	6,833,609	399,843
		10,983,407	2,936,920

Other items
Amortization and depreciation	5,6	49,358	22,307
Net financial (income) expense	14	(473,307)	9,511
		(423,949)	31,818
Net loss		10,548,287	2,968,738

Other comprehensive income
Gain on equity instrument designated at fair value through other comprehensive income	4	295,240	—

Total comprehensive loss		10,253,047	2,968,738

Basic and diluted loss per share		0.055	0.020

Weighted average number of common shares		186,699,446	148,428,317

See accompanying notes to consolidated financial statements.

QUANTUM eMOTION CORP.

Consolidated Statements of Changes in Shareholders’ Equity

As at December 31, 2025 and 2024

(in Canadian dollars)

								Fair value
								reserve of
			Number of					financial
		Number of	shares to be		Units to be		Contributed	asset at		Total
	Notes	shares	issued	Share capital	issued	Warrants	surplus	FVOCI	Deficit	equity
				$	$	$	$	$	$	$
Balance as of December 31, 2024		164,652,838	50,000	15,462,594	8,688	454,877	1,540,107	—	(16,128,423)	1,337,843
Units issuance	12	21,333,333	(50,000)	11,755,676	(8,688)	10,253,012	—	—	—	22,000,000
Units issuance costs	12	—	—	(1,668,201)	—	—	—	—	—	(1,668,201)
Share-based payments	12	—	—	—	—	—	6,833,614	—	—	6,833,614
Exercise of options	12	2,212,500	—	999,078	—	—	(441,328)	—	—	557,750
Exercise of warrants	12	30,389,999	—	31,561,309	—	(8,130,276)	—	—	—	23,431,033
Total comprehensive loss		—	—	—	—	—	—	295,240	(10,548,287)	(10,253,047)
Balance as of December 31, 2025		218,588,670	—	58,110,456	—	2,577,613	7,932,393	295,240	(26,676,710)	42,238,991

Balance as of December 31, 2023		135,502,838	—	13,413,478	—	—	1,165,145	—	(13,159,685)	1,418,938
Units issuance	12	22,500,000	—	891,893	—	608,107	—	—	—	1,500,000
Units issuance costs	12	—	—	(1,200)	—	—	—	—	—	(1,200)
Share-based payments	12	—	—	—	—	—	399,843	—	—	399,843
Exercise of options	12	250,000	—	46,381	—	—	(24,881)	—	—	21,500
Exercise of warrants	12	6,400,000	50,000	1,112,042	8,688	(153,230)	—	—	—	967,500
Total comprehensive loss		—	—	—	—	—	—	—	(2,968,738)	(2,968,738)
Balance as of December 31, 2024		164,652,838	50,000	15,462,594	8,688	454,877	1,540,107	—	(16,128,423)	1,337,843

See accompanying notes to consolidated financial statements.

QUANTUM eMOTION CORP.

Consolidated Statements of Cash Flows

As at December 31, 2025 and 2024

(in Canadian dollars)

	Notes	2025	2024
		$	$
Operating Activities
Total comprehensive loss		(10,253,047)	(2,968,738)
Adjustments to total comprehensive loss for non-cash items
Share-based payments	12	6,833,609	399,843
Amortization	5,6	49,358	22,307
Accretion expense		—	6,532
Lease interest	5	2,396	—
Change in fair value of investments		(295,240)	10,035
Net changes in non-cash working capital items
Taxes receivable		(396,395)	58,889
Accounts receivable	17	(11,171)	53,850
Prepaid expenses and other		(68,742)	18,511
Accounts payable and accrued liabilities		66,900	286,443
		(4,072,332)	(2,112,328)

Investing Activities Acquisition of property and equipment	4	(31,928)	—
Purchase of non-current investments	4	(4,454,086)	(577,491)
Purchase of investments	4	(36,856,253)	1,245,979
		(41,342,267)	668,488

Financing Activities
Proceeds from issuance of shares	12	11,746,988	891,893
Proceeds from issuance of warrants	12	10,253,012	608,107
Share issuance costs	12	(1,668,201)	(1,200)
Proceeds from exercise of options	12	557,750	21,500
Proceeds from exercise of warrants	12	23,431,037	967,500
Lease payments	8	27,622	—
Repayment of loan	10	(46,352)	—
		44,301,856	2,487,800

Increase (decrease) in cash		(1,112,753)	1,043,780
Cash, beginning of year		1,359,406	315,626

Cash, end of year		246,653	1,359,406

See accompanying notes to consolidated financial statements.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

1.Nature of operations

Quantum eMotion Corp. (the “Company”) was incorporated under the Business Corporations Act of Ontario on July 19, 2007.

The head office, principal address and records office of the Company are located at 2300 Alfred Nobel, bureau 209, Montreal, Qc, H4S 2A4. The Company is a developer of a new generation of quantum-based cryptographic solutions pursuant to the development of intellectual property and subsequent commercialization of cybersecurity solutions.

2.Basis of preparation

These Consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) on a going-concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the next year.

Statement of compliance

These financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

The Board of Directors approved and authorized these financial statements on March 30, 2026.

Basis of measurement

These financial statements have been prepared on a historical cost basis, except for:

●	Investments which are measured at fair value; and
●	Stock-based compensation, which is measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment.

Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Key sources of estimation uncertainty include the fair value of investments not quoted in an active market (note 4), recognition and measurement of investments tax credit (note 11) and accounting for share-based payments and valuation of warrants, which require determining the most appropriate inputs to the valuation model as discussed in note 12 (b) and (c).

While management believes that these estimates and judgments are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

3.Summary of material accounting policies

Presentation of the consolidated financial statements

The consolidated financial statements include the accounts of the Company and its subsidiaries as at December 31, 2025.

Name	Description	Participation

Quantum eHealth Inc.	Development and commercialization of healthcare applications	100%
Quantum eMotion America Inc.	Development and commercialization in the US cybersecurity space	100%

Material accounting policies

The Company’s material accounting policies are outlined below and have been applied consistently to all years presented.

(a)   Foreign currency

The Company’s functional currency is the Canadian dollar. Transactions in foreign currencies are translated into the functional currency of the Company at exchange rates prevailing at the transaction dates (spot exchange rates). Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate as at December 31.

Non-monetary items that are measured at historical cost are translated using the exchange rate at the date of the transaction. Translation gains and losses are recognized in the statement of net loss.

(b)   Investments

Investments consist of highly liquid short-term interest-bearing securities readily available to convert into cash, investments that are non-redeemable with non-current maturities and investments in non-listed equity instruments.

(c)   Share-based payments

The Company grants stock options to employees and non-employees to exercise common shares of the Company. The Board of Directors grants such options for periods of up to ten years, with vesting periods determined at their sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options granted to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period. The fair value of both employee and non-employee options is recognized as an expense with a corresponding increase in contributed surplus. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. When options are exercised, the related amount in contributed surplus is transferred to share capital.

The fair value of options granted to non-employees is recognized and measured at the date the goods and services are received based on the fair value of such goods and services. If it is determined that such goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments using the Black-Scholes option pricing model.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

3.Summary of material accounting policies (cont’d)

(c)   Property and equipment

The Company depreciates the cost of property and equipment over their estimated useful lives using the declining balance of computer equipment over 36 months. Residual values and useful economic lives are reviewed at least annually, and adjusted if appropriate, at each reporting date. Subsequent expenditure relating to an item of property and equipment is capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditures are recognized as repairs and maintenance expenses during the period in which they are incurred. Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized net within other income in the consolidated statement of operations and comprehensive loss.

(d)   Intangible assets

Intangible assets acquired separately are measured on initial recognition at fair value. Following initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The Company amortizes its intangible assets on a straight-line basis over the life of the license which is 20 years.

At each reporting date, the Company assesses whether there is an indication that the intangible assets are impaired. Intangible assets with indefinite useful lives or those not yet available for use are reviewed for impairment at least annually or more frequently if circumstances such as significant declines in expected sales, earnings or cash flows indicate that it is more likely than not that the asset might be impaired.

(e)   Impairment of non-current assets

An impairment is recognized when the carrying amount of an asset, or its cash generating unit (“CGU”), exceeds its recoverable amount. The recoverable amount is the greater of the asset’s/CGU’s fair value less costs of disposal and value in use. The carrying amount of the intangible assets are reduced by this amount. Impairment losses are reversed in subsequent periods only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized. Intangible assets are derecognized at disposal or when no future economic benefits are expected from their use or disposal.

(f)   Leases

Under IFRS 16 – Leases, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date for leases greater than 12 months. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. Right-of-use assets are subsequently depreciated over the remaining term of the lease and are carried at cost less accumulated depreciation and impairment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

Lease liabilities are subsequently reduced by lease payments net of interest expense calculated using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease. The termination of the lease is accounted for as a decrease in the scope of the lease with remaining lease liability and right-of-use assets derecognized and any gain or loss relating to the termination is recognized in the consolidated statements of operations and comprehensive loss.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

3.Summary of material accounting policies (cont’d)

(g)   Research and development expenditures

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development costs are capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Expenditures that are capitalized may include the cost of materials and services, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the statement of operations and comprehensive loss as incurred.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss when incurred.

(h)   Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share using the treasury stock method whereby the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. The diluted loss per share is equal to the basic loss per share where the effect of stock options and warrants is antidilutive as it would decrease loss per share.

(I)   Financial instruments

i)	Classification

The following table shows the classification and measurement bases of the Company’s financial instruments under IFRS 9:

Financial Assets/Liabilities	Classification and Measurement
Cash	Financial assets at amortized cost
Accounts receivable	Financial assets at amortized cost
Investments	Amortized costs and Fair value through other comprehensive income
Accounts payable and accrued liabilities	Financial liabilities at amortized cost
Loan payable	Financial liabilities at amortized cost

The Company determines the classification of financial assets at initial recognition. The classification of its instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as Fair value through profit and loss (“FVTPL”). For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them at fair value through other comprehensive income (“FVOCI”). Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

3.Summary of material accounting policies (cont’d)

ii)	Measurement

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise. Fair value of the investments is determined based on prices on the stock exchange on the relevant valuation date. Where the Company has opted to recognize financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive loss.

iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve months’ expected credit losses. The Company recognizes in the statement of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss-allowance at the reporting date to the amount that is required to be recognized.

iv)	Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures require classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs for assets or liabilities that are not based on observable market data.

(g)   Equity

Proceeds from unit placements are allocated between share capital and warrants issued. The fair value of the warrants is determined using the Black-Scholes pricing model.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

3.Summary of material accounting policies (cont’d)

(h)   Revenue Recognition

The Company’s accounting policy for revenue recognition under IFRS 15, Revenue from Contracts with Customers, follows a five-step model to determine the amount and timing of revenue to be recognized: 1. Identifying the contract with a customer; 2. Identifying the performance obligations within the contract; 3. Determining the transaction price; 4. Allocating the transaction price to the performance obligations; and 5. Recognizing revenue when/as performance obligation(s) are satisfied. Revenue is recognized when or as the associated performance obligations are delivered and based on the expected consideration to be received. The Company generates revenues from licensing the right to use the Company’s intellectual property. The fees that are outlined in the agreement are recognized when the Company’s obligations have been performed. For licenses with multiple performance obligations, the Company will identify specific distinct goods and services and will recognize revenue when the performance obligations for each distinct good or service have been performed. The Company also analyzes its collaboration arrangements to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. The Company assesses whether there are any elements of the collaboration that are more reflective of a vendor-customer relationship and is therefore within the scope of IFRS 15. For these elements of the arrangement that are accounted for pursuant to IFRS 15, the Company applies the five-step model above. The collaboration arrangements entered into during the years ended December 2025, did not meet the scope of IFRS 15.

(k)   Investment tax credits

The amounts and the recognition of the investment tax credits receivable involve a certain degree of judgment with regards to the eligibility of the research and development expenditures which give rise to the tax credits refunds and to the probability of fully receiving the amounts. The amounts claimed by the Company are subject to review and the approval of the tax authorities, and it is possible that the amounts granted will differ from the amounts claimed.

(i)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements, and consequential amendments to several other standards. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, with prescribed subtotals for each new category. It also requires disclosure of management-defined performance measures which will now form part of the audited financial statements.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently working to identify any impact the amendments will have on the consolidated financial statements and notes to the consolidated financial statements.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

4.Investments

	December 31,	December 31,
	2025	2024
	$	$
Current investments, at amortized cost

Guaranteed investment certificates having a principal of $19,500,000 and accrued interest of $306,662, non-redeemable, bearing interest between 3.05% and 3.30% per annum, maturing at various dates between March 28, and November 17, 2026	19,806,662	87,335

Investment account, including accrued interest of $229,695 (2024 - $Nil), redeemable, bearing interest at 2.75% per annum	15,754,152	—

Commercial deposit, having a principal of USD $1,008,261 bearing interest at interest 2.81%, maturing on December 3, 2026	1,383,146	—
Balance, end of year	36,943,960	87,335

Non-current investments, at amortized cost

Guaranteed investment certificates having a principal of $2,000,000 and accrued interest of $329, non-redeemable, bearing interest at 3.00% and maturing on January 30, 2027.	2,000,329	—

Non-current investments at FVOCI

Secured convertible promissory notes of US$1,100,000 with Vertical Growth Equity Inc., bearing interest at 12% per annum, maturing in May 2026 and automatically convertible in a 9.99% participation upon the occurrence of certain milestones. The convertible promissory note is secured by all the assets of VGE.	1,556,082	—
Investment in equity instruments of Greybox Solutions Inc.	645,240	—
Investment in equity instruments of Krown Technologies, Inc.	547,675	—
Balance, end of year, FVOCI	2,748,997	—
Balance, end of year	4,749,326	—

The Company designated the investments shown above at FVOCI because these represent investments that the Company hold for strategic purposes. No strategic investments were disposed of during the year and there were no transfers of any cumulative gain or loss within equity relating to these investments.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

5.Property and equipment

Computer equipment
$
Cost
December 31, 2024	—
Additions	31,928
December 31, 2025	31,928
Accumulated amortization and impairment
December 31, 2024	—
Amortization	2,951
December 31, 2025	2,951
Net book value
December 31, 2025	28,977

6.Intangible assets

Licenses (1)
$
Cost
December 31, 2024	446,112
Additions	—
December 31, 2025	446,112

Accumulated amortization and impairment
December 31, 2024	116,723
Amortization	22,305
December 31, 2025	139,028

Net book value
December 31, 2024	329,389
December 31, 2025	307,084

(1)	On August 3, 2016, the Company entered into an intellectual assignment agreement (“IP agreement”) with Société de commercialisation des produits de la recherche appliquée SOCPRA Sciences et Génie S.E.C. (“SOCPRA”) and its investors. Until the expiry of the last patent rights, which is expected in May 2035, the Company will pay SOCPRA a royalty of 5% calculated on the net sales price of products sold by the Company. The Company may have an option to buy back the royalties in the future at terms and conditions to be agreed upon by both parties.

7.Right of Use Asset

Premises
$
December 31, 2024	—
Additions	77,684
Amortization	(24,101)
December 31, 2025	53,583

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

8.Lease Liability

2025
$
December 31, 2024	—
Additions	77,684
Payments	(24,101)
Interest accretion	2,396
December 31, 2025	55,978

Current	39,018
Non-current	16,960

The Company entered into a two-year lease for office space effective June 1, 2025.

9.Income taxes

The income tax expense differs from the amounts computed by applying the combined federal and provincial statutory income tax rate to the loss before income taxes due to the following:

	2025	2024
	$	$
Loss before income taxes	(10,548,287)	(2,968,738)
Statutory tax rate	26.5%	26.5%

Expected income tax recovery	(2,795,296)	(786,716)
Share-based payments	1,810,908	105,958
Items not deductible (taxable) for income tax purposes	1,917	10,891
Non-taxable change in fair value of investments	—	(2,474)
Unrecognized benefit of deferred tax assets	982,471	672,341
Income tax recovery	—	—

The Company’s deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2025		2024
	Federal	Quebec	Federal	Quebec
	$	$	$	$
Intangible assets	1,014,692	1,014,692	1,035,303	1,035,303
Share issue costs	—	—	15,222	15,222
Non-capital losses carried forward	16,781,229	16,891,108	12,944,882	13,014,588
Cumulative Canadian development expense	366,991	256,894	366,991	256,894
	18,162,912	18,162,694	14,362,398	14,322,007

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

9.Income taxes (cont’d)

The Company’s unrecognized non-capital tax losses have the following expiry dates:

	Federal	Quebec
	$	$
2029	426,995	426,995
2030	104,746	104,746
2031	478,770	478,770
2032	239,462	239,462
2033	116,890	116,890
2034	81,539	81,539
2035	83,953	83,953
2036	172,967	172,967
2037	950,030	950,030
2038	677,480	677,480
2039	638,211	638,211
2040	669,043	665,594
2041	1,282,492	1,609,748
2042	1,903,915	1,791,728
2043	2,440,570	2,370,071
2044	2,677,819	2,653,593
2045	3,836,347	3,829,335
	16,781,229	16,891,108

The Company can also report for $374,368 of U.S. tax losses for an indefinite period.

10.Loan payable

The loan was repaid on April 16, 2025.

On February 12, 2021, and April 29, 2020, the Company received respectively a $20,000 and $40,000 loan from the Canada Emergency Business Account (“CEBA Loan”). The CEBA Loan beared 0% interest until January 18, 2024. As the balance was not paid by January 18, 2024, the remaining balance was converted to a 3-year term loan at 5% annual interest paid monthly, effective January 19, 2024. The full balance was required to be repaid by no later than December 31, 2026.

11.Tax credits receivable

In June 2025, the Company claimed Scientific Research and Development (SR&ED) tax credits for 2023. The Company had received no formal confirmation that the claim met the SR&ED eligibility requirements by December 31, 2025. In March 2026, the Company received payment for this claim. As such, the Company will file claims for both 2024 and 2025. The total of these claims for the three-year period recorded in 2025 is $353,035.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

12.Share capital

(a)Authorized

The Company is authorized to issue an unlimited number of:

●	voting Class A preferred shares
●	voting Class B preferred shares
●	voting Class C preferred shares
●	voting Class D preferred shares
●	special shares (non-voting)
●	common shares (voting)

without nominal or par value.

Class A preferred shares are ranked senior to Class B preferred shares, Class B preferred shares are ranked senior to Class C preferred shares, Class C preferred shares are ranked senior to Class D preferred shares, Class D preferred shares are ranked senior to special shares, and special shares are ranked senior to common shares in priority of receiving dividends declared by the Company.

Holders of special shares and common shares shall be entitled to receive pro-rata for the remaining property of the Company after distribution to the holders of Class A, Class B, Class C and Class D preferred shares, on a pro-rata basis.

Dividends for Class A, Class B, Class C and Class D preferred shares are preferential and non-cumulative and are declared in accordance with their respective priority. Dividend rate per share for Class B, Class C and Class D preferred shares is 7% per annum. Dividends are declared at the discretion of the Company’s Board of Directors.

No Class A, Class B, Class C or Class D preferred shares and special shares were issued by the Company as at December 31, 2025 (2024 – nil).

As at December 31, 2025, no dividends were declared or unpaid (2024 – nil).

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

12.Share capital (cont’d)

(b)Issued and outstanding

On June 2, 2025, the Company completed a brokered LIFE financing, issuing a total of 8,000,000 units at a price of $1.50 per unit for gross proceeds of $12,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.82 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs of $857,178, which include a broker fee of 6.0% as well as legal and listing costs, were recorded in the second quarter of 2025. In addition, the Company issued 320,000 warrants representing 4% of the units issued to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.66 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

On February 24, 2025, the Company completed a brokered LIFE financing, issuing a total of 13,333,333 units at a price of $0.75 per unit for gross proceeds of $10,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.10 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs of $811,413, which include a broker fee of 6.5% as well as legal and listing costs, were recorded in the first quarter of 2025. In addition, the Company issued 666,666 warrants representing 5% of the issued units to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.88 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

On March 20, 2024, the Company completed a non-brokered private placement, issuing a total of 15,000,000 units at a price of $0.05 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.15 for a period of 12 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on July 22, 2024.

Unit issuance costs of $1,100 were recorded and paid in the first quarter of 2024.

On November 15, 2024, the Company completed a non-brokered private placement, issuing a total of 7,500,000 units at a price of $0.10 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.20 for a period of 24 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on March 16, 2025.

Unit issuance costs of $100 were recorded and paid in the fourth quarter of 2024.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

12.Share capital (cont’d)

Common shares and warrants were valued based on their relative fair values. The fair value of the common shares was determined by the closing price on the date of the transaction. The fair value of the warrants was determined using the Black-Scholes pricing model and based on the following assumptions:

	June 2, 2025	February 24, 2025
Share price	$1.50	$0.75
Expected volatility	160.46%	156.08%
Risk-free interest rate	2.62%	2.62%
Expected average life	3.00	3.00
Exercise price	$1.82	$1.10

The underlying expected volatility was determined by reference to historical data of the Company. Black-Scholes pricing model requires the input of highly subjective assumptions including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

During the year ended December 31, 2025, 21,333,333 common shares were issued for total proceeds of $22,000,000 in relation to the two brokered LIFE financings (2024: 22,500,000 units with proceeds of $967,500); 30,389,999 common shares were issued for total proceeds of $23,431,033 in regard to the exercise of warrants (2024; 6,450,000 for proceeds of $967,500) ; and 2,162,500 common shares were issued for proceeds of $557,750 in regard to the exercise of options (2024:250,000 common shares for proceeds of $21,500).

(c)Stock options

The Company has adopted an incentive stock option plan in accordance with the policies of the TSX Venture Exchange (the “Exchange”), which provides for the Board of Directors of the Company to grant to directors, officers, employees and consultants of the Company non-transferrable stock options to purchase common shares, provided the number of shares reserved for issuance under the stock option plan shall not exceed 2%, for consultants and investor relations and 10% for insiders of the issued and outstanding common shares, exercisable for a period of up to ten years from the date of grant. In 2025, the Plan was amended, with appropriate approvals from the Exchange and the shareholders, to increase the maximum number of shares that can be issued to 24,750,000 from 15,000,000 shares. The Board of Directors determines the price per common share and the number of common shares that may be allotted to directors, officers, employees and consultants of the Company and all other terms and conditions of the stock option, subject to the rules of the Exchange.

The option exercise price is set by the Board of Directors at the time the option is allocated and cannot be less than the discounted market price. The options are exercisable over a maximum period of ten years. In the absence of a vesting schedule, the options shall vest immediately. Amongst the outstanding options, none are subject to an escrow agreement.

All share-based payments will be settled in equity. The Company has no legal or constructive obligation to repurchase or settle the options.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

12.Share capital (cont’d)

The Company’s share options are as follows for the years presented:

	2025		2024
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
		$		$
Balance outstanding, beginning of year	10,452,237	0.14	9,139,737	0.13
Granted	10,245,000	1.57	1,850,000	0.20
Exercised	(2,162,500)	0.25	(250,000)	0.09
Expired	(1,300,000)	0.17	(250,000)	0.12
Forfeited	(50,000)	1.78	(37,500)	0.10
Balance outstanding, end of year	17,184,737	0.97	10,452,237	0.14
Balance exercisable, end of year	11,017,237	0.45	8,791,612	0.14

The weighted average share price at date of exercise for options exercised during the year ended December 31, 2025, is $1.32 (2024 – 0.46).

Share-based compensation recognized under this plan amounted to $6,833,609 for the year ended December 31, 2025 (2024 - $399,843) related to officers, employees and consultants mainly related to general and administrative expenses.

The weighted average remaining contractual life for options outstanding as at December 31, 2025, is 7.30 (2024 – 4.64) years.

The weighted average fair value of the granted options was determined using the Black-Scholes option pricing model and based on the following weighted average assumptions:

	2025	2024
Average share price at date of grant	$1.57	$0.20
Expected dividends	—	—
Expected volatility	164.9%	145.38%
Risk-free interest rate	3.10%	3.25%
Expected average life	9.76	7.39
Average exercise price at date of grant	$1.57	$0.20
Average fair value at measurement date	$1.69	$0.18

The underlying expected volatility was determined by reference to historical data of the Company. No special features inherent to the options granted were incorporated into measurement of fair value.

Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate for 2025 of 0% (2024 - 0%) in determining the share-based expense recorded in the statements of loss. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

12.Share capital (cont’d)

Outstanding and exercisable options are as follows:

	Exercise	2025
Expiry date	price	Outstanding	Exercisable
	$
March 1, 2026	1.78	50,000	50,000
March 31, 2026	0.08	300,000	200,000
June 30, 2026	0.10	300,000	300,000
September 24, 2026	1.56	75,000	75,000
January 25, 2027	0.14	500,000	500,000
August 23, 2028	0.265	500,000	500,000
October 25, 2028	0.24	80,000	75,000
February 14, 2029	0.225	500,000	375,000
December 17, 2030	0.05	300,000	300,000
December 23, 2030	0.065	750,000	750,000
February 2, 2031	0.14	2,500,000	2,500,000
June 20, 2031	0.11	500,000	125,000
July 21, 2033	0.07	1,109,737	959,737
February 18, 2035	0.44	700,000	—
March 19, 2035	0.69	3,820,000	3,820,000
May 12, 2035	0.58	300,000	56,250
June 26, 2035	1.78	900,000	225,000
September 2, 2035	1.14	100,000	6,250
September 25, 2035	1.56	300,000	—
October 5, 2035	1.57	300,000	—
November 9, 2035	3.50	100,000	—
November 24, 2035	2.89	3,000,000	—
December 17, 2035	4.02	200,000	200,000
		17,184,737	11,017,237

(d)Share purchase warrants

The Company’s warrants movement for year ended December 31, 2025, are as follows:

	Number of	Weighted average
	warrants	exercise price
		$
Balance outstanding, beginning of year	16,050,000	0.17
Granted	22,319,999	1.36
Exercised	(30,389,999)	0.77
Balance outstanding, end of year	7,980,000	1.22

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

13.Related party transactions

The Company’s related parties include companies owned by key management. The Company paid Management fees to key management through their management companies as follows:

●	Management fees of $72,000 to LVR Capital, a company owned by the Chief Financial Officer. As at December 31, 2025, $6,898 (2024 – $5,750) was due to that company.
●	Salary and bonus of $420,000 to Francis Bellido, the Chief Executive Officer. As at December 31, 2025, $120,000 was due to Francis Bellido (2024 – $161,306 was due to Aurakle Research Capital, a company controlled by Francis Bellido).
●	Management fees of $30,000 plus other fees of $164,493 to Baystream Corporation, a company owned by a Director. As at December 31, 2025, $ 12,640 (2024 – $17,680) was due to that company.
●	Management fees of $30,000 plus consulting fees of $41,697 to Red River Solutions a company owned by a Director. As at December 31, 2025, $14,175 (2024 – $7,875) was due to that company.
●	Management fees of $30,000 to SLT Solutions, a company owned by a Director. As at December 31, 2025, $7,500 (2024 – $7,500) was due to that company.
●	Management fees of $41,697 (USD 30,000) plus compensation of $149,228 (USD 108,000) to CyberDef LLC, a company owned by a Director. As at December 31, 2025, $30,605 (USD 22,353 (2024 $10,790 (USD 7,500) was due to that company.
●	Research and development costs of $684,397 (2024: $434,609) to Fileglobal, a company owned by a Director. As at December 31, 2025, $35,353 (2024, $25,775) was due to that company.

Transactions with key management

The key management of the Company are the members of senior management and the Board of Directors. The remuneration and other expenses for the year of key management (including the amounts above) is as follows:

	2025	2024
	$	$
Research and development	684,397	434,609
Share-based payments	3,394,749	367,855
General and administrative:
Management salaries and fees	772,924	624,569
Other fees	214,243	154,936
	5,066,313	1,581,969

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

14.Net financial (income) expense

	2025	2024
	$	$
Financial income	(550,710)	(19,746)
Change in fair value of investments (note 4)	—	10,035
Financial expense	28,703	15,351
Foreign currency loss	48,800	3,871
	(473,307)	9,511

15.Financial instruments and risk management

(a)Management of capital

The capital structure of the Company consists of equity attributable to shareholders, comprising issued share capital, contributed surplus and deficit. The Company’s objectives when managing capital are to: (i) preserve capital; (ii) obtain the best available net return; and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. There were no changes to the Company’s approach to capital management during the year ended December 31, 2025.

(b)Fair value of financial instruments

The classification of financial instruments as well as their carrying amounts are presented in the table below:

	December 31, 2025
	Amortized cost	FVOCI	Total
	$	$	$
Financial assets
Cash	246,653	—	246,653
Investments	38,944,289	2,748,997	41,693,286
Financial assets[1]	39,190,942	2,748,997	41,939,939
Non-current	2,000,329	2,748,997	4,749,326

Financial liabilities
Accounts payable and accrued liabilities	591,878	—	591,878
Total	591,878	—	591,878

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

15.Financial instruments and risk management (cont’d)

	December 31, 2024
	Amortized cost	FVOCI	Total
	$	$	$
Financial assets
Cash	1,359,406	—	1,359,406
Investments	87,335	—	87,335
Financial assets[1]	1,446,741	—	1,446,741

Financial liabilities
Accounts payable and accrued liabilities	473,254	—	473,254
Loan payable	46,352	—	46,352
Total	519,606	—	519,606
Non-current	46,352	—	46,352

1 Excludes taxes receivable, as these amounts do not represent a contractual right to receive cash or another financial asset.

Financial assets at FVOCI are presented in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities as defined in Note 3. The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The fair value of the investments classified as FVOCI (note 4), is measured under Level 3 of the fair value hierarchy. There have been no transfers between levels in the reporting periods.

The fair value of investments not quoted in an active market may be determined by the Company using reputable pricing sources or indicative prices from bond/debt market makers. The Company would exercise judgment and estimates on the quantity and quality of pricing sources used. Where no market data is available, the Company might value positions using its own models, which are usually based on valuation methods and techniques generally recognized as standard within the industry. The inputs into these models are primarily adjusted market data and discounted cash flows. The models used to determine fair values are validated and periodically reviewed by experienced personnel at the Company, independent of the party that created them.

The models used for private equity securities are based mainly on observable transaction data or discounted future cash flows, adjusted for lack of marketability and control premiums. The models used for debt securities are based on the net present value of estimated future cash flows, adjusted as appropriate for liquidity, and credit and market risk factors.

Models use observable data, to the extent practicable. However, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. The sensitivity to unobservable inputs is based on management’s expectation of reasonably possible shifts in these inputs, taking into consideration historical volatility and estimations of future market movements. The determination of what constitutes ‘observable’ requires significant judgment by the Company. The Company considers observable data to be market data that is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

15.Financial instruments and risk management (cont’d)

The following table provides information on the valuation techniques and the inputs used.

Valuation technique	Key inputs	Relationship and sensitivity of unobservable inputs to fair value
1) Vertical Growth Equity Inc.
Discounted cash flow method	The Company uses future cash flows estimated using the interest rate on the instrument, discounted at a discount rate based on the investee company’s risk premiums.	A change in this discount rate applied would not have a significant impact on the value of the investment since the remaining maturity as at year-end is only 5 months.
2) Greybox Solutions Inc. [1]
Adjusted market method

In this approach, the Company used the fair value of the most recent financing round which was conducted at arm’s length. Management used this price to determine the value of the investee Company (inclusive of all classes of shares) and, based on a pro-rata share, calculated the price of the Company’s investment. Management then, based on judgment, applied a discount using judgment due to the non-voting characteristic of the investment.

Significant judgment was involved in determining the pro-rata value of the class of shares acquired. Additionally, had management applied a higher/lower discount of 10% the investment value would have decreased/increased by $70,000.

3) Krown Technologies, Inc.
Adjusted income approach

In this approach, the Company used the investee value determined using projected cash flows and applied a 35% discount based on judgment. The discount was set as such considering recent financial performance and the absence of recent rounds of financing.

A higher/lower discount of 15% would have resulted in a decrease/increase in fair value by approximately $90,000.

1 Based on the terms of the investments, management assessed the initial fair value of the securities at $700,000 based on previous financing rounds conducted at arm’s length. However, since fair value is based on unobservable entity-specific inputs, the initial valuation was restricted to the transaction price determined to be $350,000, resulting in a deferred amount of $350,000, of which $59,760 is still deferred as of December 31, 2025. Management policy is to recognize in profit or loss the difference between the fair value at initial recognition and the transaction price based on subsequent financing rounds.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

15.Financial instruments and risk management (cont’d)

(c)Credit risk

Credit risk is the risk of a loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to its cash balance and accounts receivable. Cash is maintained with high-credit quality Canadian financial institutions. Management considers the risk of non-performance related to cash and to accounts receivable in 2025 to be minimal.

An impairment analysis is performed at each reporting date on an individual basis for major items. Generally, the Company does not require collateral or other security from customers for trade accounts receivable; credit is extended following an evaluation of creditworthiness.

(d)Liquidity risk

The Company attempts to manage liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at December 31, 2025, the Company had a cash balance of $246,554 (2024 - $1,359,406) and marketable investments of $36,953,960 (2024 - $87,335) to settle current liabilities of $630,896 (2024 - $473,354).

(d)Price risk

The Company is exposed to the risk of changes in share prices due to its investments in equity instruments of private companies. Investments are affected by various underlying factors. Please refer to note 15(b) for a sensitivity analysis.

(e)Currency risk

Exposure to currency exchange rates arises from cash and investments in foreign currencies. The Company had total USD exposure of $1,081,955 in 2025 (2024 - $Nil). A 5% increase in the exchange rate would have reduced the loss by $70,543 while a 5% decrease in the exchange rate would have increased the loss by $77,968.

16.Segmented reporting

The Company operates in one segment, Technology Development. As at December 31, 2025, the Company had long-term assets in both Canada and the United States.

17.Revenues

The Company achieved its first revenue of $11,171 in the final quarter of 2025. The revenues were based on royalty rates of 10% and 5% on partners’ sales, respectively from two partners.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2025 and 2024

(in Canadian dollars)

18.Subsequent events

In February 2026, the Company acquired 100% of the issued and outstanding shares of SKV Technology Inc. a California-based cybersecurity company. The assets include the SecureKey™ platform developed and commercialized by Jet Lab Technologie s Inc. and held by SKV. Pursuant to the agreement, QeM will make milestone-based earn-out payments (the ”Earn-Out Payments”) of up to $7,000,000, payable at QeM’s election in cash, common shares of the Company (the “Consideration Shares”), or a combination thereof. QeM will also pay royalties of up to $15,000,000, subject to specified sales thresholds, on products incorporating the SecureKey™ technology for a term of up to five years.

19.Comparative figures

In the statement of loss and comprehensive loss and in the statement of cash flows, some comparative figures for the year ended December 31, 2024, have been reclassed to conform to the presentation adopted for the year ended December 31, 2025.